Exhibit 99.1

Apeiron Investment Group Ltd.

Christian Angermayer
66 & 67, Beatrice, Amery Street

Sliema, SLM1707

Malta

November 2, 2022

Sensei Biotherapeutics, Inc.

Board of Directors (the “Board”)

451 D Street, Suite 710

Boston, Massachusetts 02210

Attention: Chairman William Ringo

Dear Bill and Members of the Board:

I am writing to you on behalf of Apeiron Investment Group Ltd., my private investment firm, which, together with its affiliates (collectively, “AIG” or “we”), owns 3,439,461 shares of Sensei Biotherapeutics, Inc. (the “Company” or “Sensei”), representing approximately 11.2% of the Company’s outstanding shares, making us one of the Company’s largest shareholders.

I have been investing in public and private biotech companies for over 20 years, with a long and successful track record of constructively engaging with management teams and boards of directors to create long-term, sustainable value for the benefit of all shareholders. I am also a strong supporter of breakthrough science and innovation, and it is this conviction that led me to support Sensei from its very early stages in its mission to develop novel therapeutics to fight cancer.

The purpose of this letter is to inform you of our significant concerns regarding the Company’s poor performance, strategic direction, and lack of alignment with shareholders, which I believe require immediate corrective action. I had hoped, and have previously attempted, to convey these views privately, but based on my recent engagement with the Board and management, I felt compelled to share these concerns publicly, and it appears that these concerns are shared by many of my fellow shareholders and the broader market, as demonstrated by the abysmal performance of Sensei’s stock.

Sensei’s stock has been on a steep and continuous decline since its initial public offering in February 2021 (the “IPO”), accelerated by the announcement on June 28, 2021, of the failure of Sensei’s sole clinical program SNS-301, which was premised on Sensei’s potentially ground-breaking immunophage platform (“SNS-301”). SNS-301 was the hallmark of Sensei’s IPO1 and the potential success of SNS-301 is what initially drew investors to the Company. However, following the failure of SNS-301, the Company has since moved its focus to developing a range of new pre-clinical programs, which are entirely and fundamentally unrelated to the promising technology underpinning SNS-301.

The management team has previously claimed that these new programs are highly promising with early milestones imminent, but this narrative obscures a simple truth: Sensei today is an early stage pre-clinical biotech company with the overhead and cost structure of a much larger public biotech company and without a clear mandate from shareholders to continue to execute on these very early stage programs.

1 SNS-301 was mentioned 138 times in the Company’s IPO prospectus, far more than any other pipeline programme.

For these reasons, I believe that the Company has lost the trust of its shareholder base, which is further evidenced by Sensei’s stock trading significantly below liquidation value. In addition, it is telling that no member of senior management or the Board has made significant investments in Sensei’s stock in the last twelve months when it has been trading at such depressed levels.

We strongly believe that the best approach for the Company and its stakeholders is to immediately reconsolidate shareholder support to preserve its mandate and regain the trust of shareholders. To that end, the Company could, for example, return capital to shareholders in the form of either a significant one-off cash dividend or a continuous buyback of shares in the market, at a certain pre-defined percentage of daily trading volume and up to a certain total amount and a certain maximum share price. This would create considerable upside for shareholders while creating a stable footing on which to re-build Sensei with a strong mandate for its early-stage, pre-clinical programs.

We acknowledge that reducing cash runway is always uncomfortable, but reconsolidating shareholder support for Sensei will be critical for its long-term success.

I appreciated the opportunity to present my views to the Board and offered to work with the Board on a plan to improve Sensei’s prospects as a stand-alone, pre-clinical biotech company with a strong and disciplined focus on spending. Unfortunately, it appears that this Board is unwilling to consider its shareholder mandate even while the market continues to render a decisive verdict about its lack of confidence in this Board and its strategy.

As previously mentioned, to date I have kept my dialogue with the Board private in an effort to be as constructive as possible, but the Board’s inability to consider shareholder interests and continued shareholder misalignment has led me to conclude that a broader public discussion about the path forward for Sensei is necessary.

Therefore, it is with some hesitation, but significant conviction, that we are making this letter public to share our concerns, encourage my fellow shareholders to voice their views, and to draw the Board’s attention to the intense dissatisfaction of shareholders with the Company’s current trajectory.

Chronic Underperformance

Sensei’s dramatic share price underperformance has been dismaying to say the least. Since the IPO in February 2021, the Company’s share price has declined by well over 93%. That being said, we acknowledge that the broader biotech sector is experiencing one of the most severe downturns in the last few decades. Biotech as a sector was down approximately 60% from February 2021 highs, and smaller companies were down by up to 75% on a median basis, by the summer of 2022. However, even by these terrible standards, the Company’s performance has been a significant negative outlier relative to its peers.

As of the date of this letter, the Company is trading far below its liquidation value, and not only is the Company trading below its cash value, but it is trading below its cash value at a multiple. This is a clear indication that the market believes that the Company’s current strategy and trajectory will not only yield no shareholder value over the coming years, but that the Company’s current path will actually destroy more value each and every day the issues plaguing the Company continue to go unaddressed. In addition, as mentioned above, it is telling that no member of senior management or the Board has made significant investments in Sensei’s stock in the last twelve months when it has been trading at such depressed levels.

Lack of Shareholder Mandate

As I mentioned above, the Company’s depressed share price signals that the market values Sensei below its liquidation value. In February 2021, the Company raised approximately $133 million in the IPO on its lead product candidate and sole Phase 2 clinical stage program, SNS-301. SNS-301 was underpinned by Sensei’s potentially ground-breaking immunophage platform, with prospects of developing a cancer vaccine.

As the Board is aware, I was a significant anchor investor prior to and in the IPO. As a biotech investor with over 20 years of experience in the sector, I fully appreciate and embrace the risks inherent to biotech investing. However, since the Company announced the failure of its SNS-301 program in June 2021, the Company’s stock has been on a steep, continuous decline and the Board does not appear to be taking the correct steps to rectify the mounting losses to shareholder value.

We understand the Company has moved its focus to a range of new pre-clinical programs, which are entirely and fundamentally unrelated to the promising technology underpinning SNS-301.

Whether or not these new programs turn out to be successful, the markets are a very efficient price discovery mechanism for pricing the risk of R&D and we believe the market is telling the Board, loud and clear: ‘there is no mandate for Sensei to continue in its current form.’

Lack of Shareholder Alignment

Further emblematic of the Company’s misalignment with shareholder interests are the generous pay packages awarded to management and the significant operating expenses which dramatically exceed many of the other biotech companies we are invested in. While no two companies are the same, and notwithstanding the Company’s terrible share price performance, we find it questionable that the Board deemed it proper to grant significant compensation increases (both cash and non-cash) to a poorly performing management team.

In FY21, the Company’s top 5 named executive officers received compensation totaling $13.4 million, for what is essentially an early-stage biotech company, representing approximately 7.5% of the Company’s roughly $177 million market cap as of December 31, 2021. Additional raises for FY22 were granted and disclosed in the Company’s proxy statement issued on April 28, 2022, well after the massive macroeconomic selloff and the commencement of the war in Ukraine and well after the failure of SNS-301. Moreover, the Company has excessive executive compensation packages in place and significant operational burn that far exceed similar single-program biotech companies we are invested in and has, to date, failed to announce any meaningful cost-cutting measures.

While other companies in the sector are looking to cut costs and moving to ‘survival mode,’ the Company appears to be continuing to operate as if it is still February 2021 and does not seem to want to acknowledge its own shortcomings or broader macroeconomic trends. The simple truth today is this: Sensei is an early-stage, pre-clinical biotech company with the overhead and executive compensation package of a much larger public biotech company, all in the middle of one of the most severe crises ever faced by the biotech market and a high inflationary environment. In my point of view, the Board must take immediate action to position the Company on the right path going forward.

Do The Right Thing

As a long-term supporter of the Company, we are urging the Board to consider its fiduciary duties to shareholders, take action and do the right thing.

A widely published piece by Peter Kolchinsky, PhD,2 founder and managing partner of RA Capital Management, has been making the rounds in the biotech community. In his piece, Dr. Kolchinsky makes a compelling argument for biotech companies trading significantly below liquidation value to consider specific strategic actions to ensure their survival.

Our suggestion would be either a one-off cash dividend or a continuous buyback of shares in the market, at a certain pre-defined percentage of daily trading volume and up to a certain total amount and a certain maximum share price.

Buybacks can be executed quickly (within 40 days of the decision to do so) and are relatively inexpensive. In addition, such a buyback gives disinterested investors the return and liquidity they would seek from dissolution and concentrates ownership of the Company among the investors who don’t sell their shares because they believe in the potential of its R&D.

As a biotech company trading significantly below liquidation value, it seems clear to us that Sensei should undertake such a review in a quick and efficient manner, which will, in turn, help the Company galvanize support from its shareholders and the market for its new mission and direction. We strongly believe that the Board does NOT currently have a mandate from the majority of the Company’s shareholders to continue on its current trajectory and that ensuring such a mandate is critical to the future of the Company.

Fundamentally, a re-alignment with shareholders, specifically with respect to the Company’s strategic direction, capital allocation and executive compensation, will be in the long-term interest of the Company and all of its stakeholders. Outstanding stock options programs are heavily underwater and a valuation reset will permit a re-alignment of equity incentives for the management team such that it will be rewarded for success on this new path for Sensei.

Next Steps

Given the urgency of the issues at hand, we are making this letter public and are inviting other shareholders to come forward to express their concerns or validate their support in this Board and the management team by supporting the stock.

We hope that this will allow the Board to receive broad-based, well-informed, and timely feedback on these ideas, which will enable the Board to act expeditiously and confidently to address the issues raised in this letter and by other shareholders.

We respectfully urge the Board to consider and adopt a plan that will enable a reconsolidation of shareholder support. We suspect that the Board must be equally frustrated with Sensei’s performance, and it remains our desire to work constructively with the Board to re-set Sensei on a path to sustainable success.

2 https://rapport.bio/all-stories/the-way-through-the-biotech-downturn

We appreciate that reducing cash runway is always uncomfortable and the natural resistance for a Board to having to put its investment thesis to the test of a shareholder vote of confidence. However, we are convinced that reconsolidating shareholder support for Sensei will be critical for its long-term success and survival.

We want to emphasize that we do see value in the preclinical work Sensei is doing, however, we believe it can be done with significantly less cash than the Company has on hand at the moment.

The Board’s reaction to this letter will be determinative in terms of our future support of the company and its programs. While we still see a path forward to finding a constructive solution to address the Company’s shortcomings, we will regard any inability of the Board or management to galvanize shareholder value as a clear sign that the current Board is unfit to guide Sensei at this critical juncture.

We look forward to continuing to engage with the Board, alongside our fellow shareholders, to set Sensei on the right path forward for the benefit of all stakeholders. We are ready and available to meet and discuss with the Board at its earliest convenience.

Sincerely,

/s/ Christian Angermayer

Christian Angermayer

Founder, Apeiron Investment Group Ltd